

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 15, 2010

Via Mail and Fax

Adolfo Castro Rivas
Chief Financial and Strategic Planning Officer
Southeast Airport Group
Bosque de Alisos No. 47A – 4th Floor
Bosques de las Lomas, 05120 Mexico, D.F. Mexico

RE: Southeast Airport Group
File Number: 001-15132
Form 20-F for the Year Ended December 31, 2008

Dear Mr. Castro:

We have reviewed your correspondence dated December 11, 2009 and have the following comments. We believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may have further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F for the Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects
Operating Results by Airport, page 81

1. Refer to your response to our prior comment number 3. Although the results of the Cancun airport contribute to a majority of your consolidated results, the aggregate results of your other operations are material to total consolidated results. In this regard, it appears to us that the relative results between your respective segments or meaningful grouping thereof presented are consistently disproportionate. For example, net operating income as a proportion of total revenues in 2008, 2007 and 2006 for Cancun was 14.6%, 31.7% and 47.9%, respectively, whereas such proportion for Merida and Villahermosa on a combined basis was 9.4%, 21.6% and 13.1%, respectively. We believe a discussion and analysis at the appropriate level of detail in regard to the significant factors that cause disproportionality between individual segments or meaningful grouping thereof and for comparative periods on such basis would be useful to investors in understanding the relative contribution of your operating components to consolidated results. In connection with this, it appears

to us that a discussion in regard to why net operating income of "other" exceeds total revenues for 2007 and 2008 as presented on page 81 would be meaningful to investors. Please expand your disclosure accordingly.

2. Refer to your response to our prior comment number 5. We understand that cash may be transferred between your entities in support of operations and commitments of each. However, it is not clear why such transfers of cash impact the results of the affected entities and would not solely affect intercompany due to/from accounts between and cash balances within each. It appears to us that each entity's results of operations should be presented based on the revenues and expenses incurred by each, and that the results for each entity presented on a basis other than this would not be representative of their own operations or meaningful and useful to investors. For example, it is not clear why the results of airport A that include expenses incurred by airport B transferred from airport B to airport A would be representative of, or meaningful and useful to investors in understanding, the operations of airport A. Please advise. To help us better understand the effect of your intercompany arrangement on your entities, on a supplemental basis please: 1) provide us a copy of the intercompany agreement referred to in your response accompanied by any explanations necessary to aid our understanding of the agreement; 2) provide us a schedule for each entity presented in Note 17 "Segment Information" of your 2008 Form 20-F that shows for each of 2008, 2007 and 2006 amounts transferred to and from other entities within your consolidated group, summarized by nature or category of the amounts transferred, including whether recorded as an expense or revenue, and where reported in the financial information presented in Note 17 for each entity; 3) explain to us the basis upon which amounts transferred were determined and why amounts transferred were considered reasonable and appropriate for the recipient entity; 4) tell us how often transfers are made; and 5) provide us with sample journal entries that show how transfers (both transfers in and transfers out) are recorded.

Operating Expenses and Operating Income, pages 83 and 86

3. Refer to your response to our prior comment number 10. Although the operating costs of Cancun airport contribute to a majority of your consolidated operating results, the aggregate operating costs of your other operations are material to total consolidated operating costs. Also, since the relative proportion of results of operations vary between your segments or a combination of your operational components as referred to in comment 1 above, it is reasonable to assume that relative operating costs are disproportionate as well. Accordingly, we believe a discussion and analysis at the appropriate level of detail about material variances in operating expenses, including per workload unit, on a comparative basis at the segment level or meaningful grouping thereof would help investors better understand the relative contribution of your operating components to your consolidated results. Please expand your disclosure accordingly.

<u>Note 18. Differences between Mexican Financial Reporting Standards and US GAAP, page F-39</u>
<u>Note (A) Airport concessions, rights to use airport facilities and environmental liabilities, page F-42</u>

4. Refer to your response to our prior comment number 36. Given that the amounts between Mexican GAAP and US GAAP differ materially, please present the five year amortization and depreciation amounts on a US GAAP basis.

<u>Note (F) Deferred Employees' Statutory Profit Sharing ("PTU"), page F-44</u>

5. Refer to your response to our prior comment number 37. Given that the computation of the PTU appears to be associated with tax requirements, the information contained in the response that clarifies the presentation of the PTU appears to be useful to investors' understanding of the financial information presented for US GAAP purposes. Please revise your disclosure accordingly.

<u>Note (G) Deferred income taxes, page F-45</u>

6. Refer to your response to our prior comment number 40. The content of the response appears to be useful to investors' understanding of the financial information presented for US GAAP relative to Mexican GAAP. Please revise your disclosure accordingly.

<u>Note (K) Supplemental Cash Flow Information, page F-48</u>

7. Refer to your response to our prior comment number 41. We believe that the payment of the tax on dividends should be presented within net cash flows of operating activities as an offset to the corresponding cash inflow presented therein for the associated amount of tax on dividends recorded in net income. Despite that the tax may be computed on a financing activity, payment of the tax is for the purpose of complying with taxing authorities, with the associated accrued tax presented as a component of net income and adjustment in arriving at net cash flows of operating activities. Since your net cash flows of operating activities benefit from the adjustment for the tax on dividends accrued, it appears appropriate that your net cash flows of operating activities should also reflect the associated payment of such taxes. Moreover, payments to governments for taxes are an operating activity for US GAAP purposes pursuant to ASC 230-10-45-17.c. Please revise your presentation accordingly for US GAAP purposes.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief